LBO Capital Corp.

37735 Enterprise Ct.  Ste. 600 B

Farmington Hills, MI  48331-3425 USA

248.994.009-tel   248.489.9495-fax

April 24, 2008

Re: Letter of intent signed between Global Technologies, Inc and Global Energy Conversions, LLC on October 23, 2007.

Board of Directors

Global Energy Conversion LLC

Swaminathan Ramesh PhD

President

Definitive Agreement

Dear Members of the Board of Directors:

This agreement is to confirm that LBO Capital Corp, a Colorado Corporation will undertake the responsibility to further the R&D and commercialization of the “Gasoline from Plastics” process invented by Global Energy Conversion LLC, a Michigan LLC.

Ecoplastifuel, Inc, a Delaware Corporation, will own the intellectual property “IP” of “Gasoline from Plastics Technology”. In addition to R&D, Ecoplastifuel, Inc will provide needed financing for market expansion and meet the pre-initial public offering requirements to bring it into the listing of the Capital Markets. LBO Capital Corp. will own 80% of Ecoplastifuel, Inc.

Basic Terms and Conditions

1. Dr. Swaminathan Ramesh (President, Global Energy Conversion, LLC) agrees to assign his Intellectual Property (IP) related to ‘Gasoline from Plastics Technology’ to Ecoplastifuel, Inc, a Delaware Corporation as well as fully disclose the technical and scientific facts behind the invention to Ecoplastifuel, Inc.

2. 10% of the share capitalization of the Ecoplastifuel, Inc. will be assigned to Global Energy Conversions, LLC and or its designated assignees.

3. 3,066,667 pre-split shares of LBO Capital Corp. shall be paid to Swaminathan Ramesh PhD and his partners (distributed as per list attached Exhibit A)

4. 9% of the share capitalization of the Ecoplastifuel, Inc. shall be assigned to Renee Enterprise, LLC, a Michigan LLC and or its assignees.

5. 1,333,333 pre-split shares LBO Capital Corp. shall be paid to Renee Enterprise, LLC and or its assignees.

6. 1% of the total capitalization of the Ecoplastifuel, Inc. shall be assigned to Waste Solutions Business Consulting, LLC, a Michigan LLC.

7. 333,333 pre-split shares of LBO Capital Corp. shall be paid to Waste Solutions Business Consulting, LLC.

8. 1,333,333 Pre-split shares of LBO Capital Corp shall be paid to Grosse Pointe Mortgage and Financial, Inc, a Delaware Corporation.

9. Closing shall be done in escrow and will not be finalized until all the terms and conditions of this binding definitive agreement are met to the satisfaction of both parties. Once the agreement is signed, the respective shares of LBO Capital Corp. will be distributed right away to the assignees as in items 3, 5, and 7. It is understood that there may be a waiting period which will be disclosed (as per SEC rules) before these shares can be publicly traded.

10. LBO Capital Corp. and Ecoplastifuel will fund the R&D efforts of Ecoplastifuel, Inc. to bring its “Gasoline from Plastics” technology to a commercial viability. No funding will be required of GEC or Renee Enterprise for this effort.

11. GEC is seeking patent(s) protection for this technology within the US as well as International. Ecoplastifuel, Inc. will fund these efforts. GEC will be conducting Research to further develop this technology and will be compensated for its efforts.

12. GEC is actively seeking funding from a number of sources (DOE grant proposals, 21st century job fund, angel investors etc.) for this gasoline project. We will disclose and direct any of the funds realized from these activities to Ecoplastifuel, Inc. (with 10% being retained by GEC as a finder’s fee)

13. 1% Royalty shall be paid to Swaminathan Ramesh PhD on a quarterly basis from the proceeds received by the Ecoplastifuel, Inc. for the life of the patent.

14. If for any reason, Ecoplastifuel, Inc is not able to bring the 'Gasoline from Plastics' to a successful commercial conclusion in a timely manner (10 years), the ownership of the technology developed by Swaminathan Ramesh will revert back to him.

15. This agreement supersedes all other agreements in this transaction.

Global Energy Conversion LLC	Global Technologies, Inc	LBO Capital Corporation
By:/s/ Swaminathan Ramesh PhD	By:/s/ Mario DiNello	By:/s/ Thomas W. Itin

It’s Authorized agent	It’s Authorized agent	It’s Authorized agent

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